Exhibit 99.3

NIP GROUP INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NIPG)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on December 29, 2025

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the extraordinary general meeting (the “EGM”) of NIP Group Inc. (the “Company”) to be held at 29/F, Entertainment Building, 30 Queen’s Road Central, Central, Hong Kong on December 29, 2025 at 8:00 PM (Hong Kong time), and at any adjourned or postponed meeting thereof. Shareholders may also attend the meeting virtually via Zoom conference call at https://zoom.us/j/97251743237 (Meeting ID: 972 5174 3237). Holders of the Company’s ordinary shares will receive the meeting passcode together with this proxy form and the notice of the EGM.

The board of directors of the Company has fixed the close of business on November 19, 2025 (Eastern time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the EGM or any adjourned or postponed meeting thereof. Only holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and to vote at the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) representing the Company’s Class A ordinary shares are not entitled to attend or vote at the EGM. Instead, holders of record of ADSs at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the Company’s ADS program. A holder of the Company’s ordinary shares entitled to attend and to vote at the EGM is entitled to appoint one or more proxies to attend the EGM and, on a poll, vote instead of him. A proxy need not also be a holder of the Company’s ordinary shares.

In respect of the matters requiring shareholders’ vote at the EGM, each holder of the Company’s Class A ordinary shares is entitled to one vote per share, and each holder of the Company’s Class B1 ordinary share and Class B2 ordinary shares is entitled to 20 votes per share, subject to the approval conditions for ordinary resolutions, the Weighted Voting Right and certain restrictions as described in the ninth amended and restated memorandum and articles of association of the Company currently in effect. The quorum of the EGM consists of one or more shareholder(s) present in person or by proxy or by a duly authorized representative, together holding or representing not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at the EGM.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. However, if any other matter properly comes before the EGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the EGM, or (ii) voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed, and returned to the Company (i) by mail to No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, The People’s Republic of China (Attention to Investor Relations Department), or (ii) by email to ir@nipgroup.gg, as soon as possible and in any event no later than 8:00 PM, Hong Kong time, on December 27, 2025.

NIP GROUP INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NIPG)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on December 29, 2025

(or any adjourned or postponed meeting thereof)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder of _____________ Class A ordinary shares(Note 1), par value US$0.0001 per share, _____________ Class B1 ordinary shares(Note 1), par value US$0.0001 per share, and _____________ Class B2 ordinary shares(Note 1), par value US$0.0001 per share of NIP Group Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or ________________ of ___________________________________as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company to be held at 29/F, Entertainment Building, 30 Queen’s Road Central, Central, Hong Kong (or at any adjourned or postponed meeting thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

1 Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

Resolution 1:

As a special resolution:

THAT, subject to the passing of Resolution 2, the Company’s authorized share capital be amended FROM US$200,000 divided into 2,000,000,000 shares comprising (i) 1,847,982,728 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (ii) 98,567,748 Class B1 ordinary shares of a par value of US$0.0001 each (the “Class B1 Ordinary Shares”), and (iii) 53,449,524 Class B2 ordinary shares of a par value of US$0.0001 each (the “Class B2 Ordinary Shares” and, collectively with the Class B1 Ordinary Shares, the “Class B Ordinary Shares”), each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect TO US$200,000 divided into 2,000,000,000 shares comprising (i) 1,756,459,263 Class A Ordinary Shares, (ii) 148,331,658 Class B1 Ordinary Shares, and (iii) 95,209,079 Class B2 Ordinary Shares, each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect, by (a) re-designating and re-classifying 49,763,910 of the authorized but unissued Class A Ordinary Shares as Class B1 Ordinary Shares, and (b) re-designating and re-classifying 41,759,555 of the authorized but unissued Class A Ordinary Shares as Class B2 Ordinary Shares.

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2.

Resolution 2:

As a special resolution:

THAT the Ninth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Tenth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the Notice of Extraordinary General Meeting to reflect the proposed amendments set out in the foregoing Resolution 1.

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3.

Resolution 3:

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

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Dated _________________, 2025	Signature(s)(Note 4) ___________________________________

3 IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the EGM in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the EGM in person but if a member attends the EGM and votes, this proxy will be revoked.

4 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.